Exhibit (a)(5)(A)

KUSHNER PROPOSES TO ACQUIRE FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY FOR $22.00 PER SHARE IN CASH

Proposal Represents a 52.25% Premium to FREVS’ Most Recent Closing Price

Calls Upon the Board to Immediately Enter into Discussions with Kushner

Urges Shareholders to Make Their Views Known to the Board

NEW YORK, NY, June 27, 2023 — K Corp Acquisitions LLC, a Kushner company, today sent the following letter to the Board of Directors of First Real Estate Investment Trust of New Jersey, Inc. (OTC: FREVS) (“FREVS” or the “Trust”) proposing to acquire FREVS for $22.00 per share in cash:

First Real Estate Investment Trust of New Jersey, Inc.

505 Main Street

Hackensack, New Jersey 07601

Attn: Board of Directors

Dear Members of the Board:

K Corp Acquisitions LLC, a Kushner company, hereby conveys its proposal to acquire all the outstanding shares of common stock of First Real Estate Investment Trust of New Jersey, Inc. (“FREVS” or the “Trust”) at a price equal to $22.00 per share in cash (the “Transaction”). We are submitting this proposal in order to facilitate constructive discussions with the Board of Directors of the Trust (the “Board”), with the goal of entering into a mutually agreeable transaction that is in the best interests of all shareholders.

We believe that this proposal delivers a highly attractive opportunity for shareholders to obtain full and fair value that exceeds what FREVS can be expected to achieve in the coming years under present management if it remains on its current course as a standalone company. For shareholders, this proposal represents a 52.25% premium over yesterday’s closing price of $14.45 per share and a 53.73% premium over the trailing 30-trading day volume weighted average price of $14.31 per share. We firmly believe this proposal will have wide-ranging support among the Trust’s shareholders. We urge those constituencies who want to see FREVS sold to make their views known and have their voices heard by the Board.

We propose that the Transaction be accomplished through a negotiated merger agreement. This proposal is subject to the following conditions: (i) receipt of required Board and shareholder approvals, including under applicable provisions of the Trust’s Charter; (ii) receipt of any required governmental and third-party approvals; and (iii) the execution of a definitive agreement containing terms and conditions customary for a transaction of this type and size. The Transaction would not be subject to any financing contingency.

We are willing to devote considerable resources to completing the Transaction and stand ready to meet with the Board and its representatives, and conduct our limited confirmatory due diligence, immediately. We are confident in our ability, together with our legal advisors, Olshan Frome Wolosky LLP, to complete our due diligence, negotiate and enter into definitive agreements, and consummate the Transaction in an expedited and efficient manner.

We believe that this proposal represents the best opportunity for shareholders to achieve immediate liquidity and realize maximum and certain value for their shares. Please be aware that this letter constitutes an expression of interest only and does not create and shall not be deemed to constitute or create any legally binding or enforceable obligations on the part of either of us until a definitive transaction agreement is executed. We reserve the right to withdraw or modify any proposal at any time and for any reason.

We look forward to hearing from you promptly regarding this proposal and working expeditiously towards a mutually agreeable outcome that we believe will be in the best interests of all shareholders. However, if the Board refuses to engage with us in good faith, we reserve our rights to take action to protect shareholders’ interests, which may include taking this proposal directly to shareholders.

Very truly yours,

/s/ Charles Kushner

Charles Kushner

Notice to Investors

The potential tender offer described above has not yet commenced. This communication is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of common stock, par value $0.01 per share (the “Shares”), of FREVS. If the tender offer is commenced, K Corp Acquisitions LLC and/or one or more affiliates thereof (collectively, “Kushner”) will file a tender offer statement and related exhibits with the Securities and Exchange Commission (the “SEC”), and FREVS will file a solicitation/recommendation statement with respect to such tender offer with the SEC.

SHAREHOLDERS OF FREVS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT (INCLUDING THE RELATED EXHIBITS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS THEY MAY BE AMENDED FROM TIME TO TIME, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. IF THE TENDER OFFER IS COMMENCED, THE TENDER OFFER STATEMENT (INCLUDING THE RELATED EXHIBITS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV. IN ADDITION, IF THE TENDER OFFER IS COMMENCED, THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS THAT ARE FILED BY KUSHNER WITH THE SEC WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF FREVS FREE OF CHARGE FROM THE INFORMATION AGENT FOR THE TENDER OFFER.

Forward-Looking Statements

This release may contain certain “forward-looking statements”, many of which are beyond our ability to control or predict. Forward-looking statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Kushner. Actual events, results and outcomes may differ materially from our expectations due to a variety of known and unknown risks, uncertainties and other factors. Forward-looking statements in this document include, without limitation, statements regarding the planned completion of the offer. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; the percentage of FREVS’ shareholders tendering their shares in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees and customers; shareholder litigation in connection with the transaction resulting in significant costs of defense, indemnification and liability; and other risks and uncertainties discussed in the tender offer documents that would be filed by Kushner if the tender offer is commenced and the Solicitation/Recommendation Statement that would be filed by FREVS. Kushner does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this release are qualified in their entirety by this cautionary statement.

About Kushner

Founded in New Jersey in 1985, Kushner is a diversified real estate organization responsible for the ownership, management, development, and redevelopment of properties through the country. Kushner companies currently own and operate over 20,000 units across the country, with a strong presence in New Jersey, and have a multifamily development pipeline of over 10,000 units.

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